Exhibit 99.2

CHAI-NA-TA CORP.

Interim Condensed Consolidated Financial Statements
Three months ended March 31, 2012

(Unaudited - Prepared by Management)

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2012
CHAI-NA-TA CORP.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

In thousands of		March 31	December 31
Canadian dollars	Note	2012	2011

ASSETS
Current assets
Cash		$8,896	$4,494
Accounts receivable		262	164
Inventory		2,223	4,974
Prepaid expenses		29	57
Assets held for sale	3	-	1,850
Total assets		$11,410	$11,539

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$564	$558
Customer deposits		124	-
Total liabilities		688	558

SHAREHOLDERS' EQUITY
Share capital	4	38,226	38,226
Additional paid in capital		9,436	9,436
Accumulated other comprehensive income		907	873
Accumulated deficit		(37,847)	(37,554)
Total shareholders' equity		10,722	10,981
		$11,410	$11,539

Commitments (Note 7)

Approved by the Board:

/s/ DEREK ZEN	/s/ WILMAN WONG
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2012
CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Earnings
(Unaudited)

		Three months ended
in thousands of		March 31	March 31
Canadian dollars (except per share and share amounts)	Note	2012	2011

Revenue		$2,750	$3,525

Cost of goods sold
Cost of inventory sold		2,751	1,830
Shipping and handling fees		17	4
Total cost of goods sold		2,768	1,834

Gross (loss) margin		(18)	1,691

Selling, general and administrative expenses	5	288	476

Operating (loss) income		(306)	1,215

Interest income		23	2
Interest expense on long-term debt		-	(9)
Other (loss) income	6	(10)	(46)

NET (LOSS) EARNINGS		$(293)	$1,162

Basic and diluted (loss) earnings per share		$(0.01)	$0.03

Weighted average number of shares used to calculate basic and diluted loss per share (in thousands)		34,698	34,698

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2012
CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(Unaudited)

				Accumulated
in thousands of Canadian	Common		Additional	Other		Total
dollars (except number of	Shares	Share	Paid in	Comprehensive	Accumulated	Shareholders'	Comprehensive
shares in thousands)	Outstanding	Capital	Capital	Income	Deficit	Equity	Income (Loss)

Balance - January 1, 2011	34,698	$38,226	$9,436	$917	$(40,569)	$8,010
Net earnings	-	-	-	-	1,162	1,162	$1,162
Cumulative translation adjustment	-	-	-	49	-	49	49
Balance - March 31, 2011	34,698	$38,226	$9,436	$966	$(39,407)	$9,221	$1,211

Balance - January 1, 2012	34,698	$38,226	$9,436	$873	$(37,554)	$10,981
Net loss	-	-	-	-	(293)	(293)	$(293)
Cumulative translation adjustment	-	-	-	34	-	34	34
Balance - March 31, 2012	34,698	$38,226	$9,436	$907	$(37,847)	$10,722	$(259)

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2012
CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		Three months ended
in thousands of		March 31	March 31
Canadian dollars	Note	2012	2011

Operating Activities
Net (loss) earnings		$(293)	$1,162
Items included in net (loss) earnings not affecting cash:
Cost of inventory sold		2,751	1,818
Depreciation and amortization		-	2
Non-cash foreign exchange gains		35	(13)
Changes in non-cash operating assets and liabilities:
Accounts receivable		(99)	(36)
Inventory		-	4
Prepaid expenses		28	34
Accounts payable and accrued liabilities		6	199
Customer deposits		124	(1,185)
Crop cost expenditures		-	(203)
		2,552	1,782

Financing Activities
Repayment of long-term debt		-	(2,950)
		-	(2,950)

Investing Activities
Proceeds from disposition of property, plant and equipment	3	1,850	-
		1,850	-

Effect of foreign exchange rates changes on cash		-	(1)

NET INCREASE (DECREASE) IN CASH		4,402	(1,169)

CASH, BEGINNING OF THE PERIOD		4,494	2,659

CASH, END OF THE PERIOD		$8,896	$1,490

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

1. Nature of operations

The Company operated North American ginseng farms in Ontario, Canada, on which ginseng root was planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries.

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The largest shareholder of the Company is Wai Kee Holdings Limited (“Wai Kee”), a publicly traded Hong Kong based company, which owns 46% of the shares of the Company.

Going concern

During the first quarter of 2012, the Board of Directors of the Company instructed management to initiate a plan to liquidate the Company subject to approval of the shareholders. Subsequent to the end of the reporting period, the shareholders of the Company approved the plan to liquidate the Company (see Note 10). The Company will continue to operate while selling the remaining inventory from the 2011 harvest which is expected to be completed in the second quarter of 2012. As such, there is substantial doubt about the Company's ability to continue indefinitely as a going concern. However the Company’s financial statements were prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company will adopt liquidation based accounting to prepare the Company's financial statements for all periods subsequent to the liquidation plan being approved by the shareholders.

2. Summary of significant accounting policies

Basis of presentation

These interim consolidated financial statements and notes have been prepared in accordance with United States generally accepted accounting principles (US GAAP) for interim reporting periods and should be read in conjunction with the Company’s annual consolidated financial statements and notes for the year ended December 31, 2011.

These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting, which typically occurs in the fall and the timing of subsequent sales, and in the current year the Company may intitate liquidation, subject to shareholder approval. Therefore, the results contained within these statements may not be indicative of results to be expected for the remainder of the year.

All amounts included in these interim consolidated financial statements are expressed in Canadian dollars ("CAD") unless otherwise noted.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

3. Assets held for sale

The Company entered into an agreement for the sale of certain assets and real property used in connection with the farming operations in Ontario for total cash consideration of $1,850,000 in accordance with the terms and conditions of an asset purchase agreement (the “Agreement”) dated September 14, 2011 with a closing date of January 16, 2012. The closing of the transaction was approved by the Company’s shareholders at a special meeting on October 28, 2011. The transaction was concluded on the scheduled closing date with the full proceeds of the sale being received by the Company in accordance with the Agreement. There was no gain or loss upon the sale of the assets as they were recorded at their net realizable value.

4. Share capital

	Number of Shares
In thousands	Authorized	Outstanding	Amount

Common Shares - without par value
Balance as at December 31, 2011 and March 31, 2012	Unlimited	34,698	$38,226

5. Selling, general and administrative expenses

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2012	2011

Retention bonuses	$49	$63
Other selling, general and administrative expenses	239	413
	$288	$476

During 2010, the Company agreed to pay retention bonuses totalling $485,000 to corporate and farm management and staff to ensure the stability of the operation through the expected final harvest in 2011 and the sale of the Company’s assets in 2012. These retention bonuses are contingent on the satisfactory completion of the job duties of each employee up to their termination date. During the three months ended March 31, 2012, $49,000 (2011 - $63,000) of expenses were incurred and included in accounts payable and accrued liabilities. The remaining $34,000 will be recorded over the remaining service period for the employees.

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

6. Other (loss) income

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2012	2011

Foreign exchange (losses) gains	$(34)	$(47)
Government supplements	23	-
Other non-operating income	1	1
	$(10)	$(46)

Foreign exchange (losses) gains for the three months ended March 31, 2011 include a $36,000 loss on foreign exchange forward contracts. There were no foreign exchange contracts outstanding during the three month period ended March 31, 2012.

Government supplements for the three months ended March 31, 2012 are funds received from Agriculture Canada and are based on sales made in the 2010 program year.

7. Commitments

The Company has entered into an operating lease for its corporate head office in Richmond, British Columbia at a cost of $3,000 per month through July 31, 2012.

8. Segmented information

The Company operates in one operating segment and two geographic regions. The geographic region that the external revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Information by geographic region is summarized as follows:

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2012	2011
External revenue from operations located in:
Canada	$2,308	$2,486
Hong Kong and People's Republic of China	442	1,039
	$2,750	$3,525
Intersegment revenue from operations located in:
Canada	$442	$1,000
Hong Kong and People's Republic of China	-	-
	$442	$1,000

Chai-Na-Ta Corp.
First Quarter Report
For the period ended March 31, 2012
CHAI-NA-TA CORP.
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)

Net (loss) earnings from operations located in:
Canada	$(246)	$1,200
Hong Kong and People's Republic of China	(47)	(38)
	$(293)	$1,162

The Company had no long-lived assets, which comprise of all assets not classified as current, as at March 31, 2012. All of the Company's long-lived assets were in the Canadian geographic region as at March 31, 2011.

Major customers

For the three months ended March 31, 2012, revenue included sales to two major customers which accounted for $2,228,000 from the Canadian geographic region and $442,000 from the Hong Kong and People's Republic of China geographic region (March 31, 2011 - three major customers which accounted for $2,376,000 from the Canadian geographic region and $641,000 and $398,000, respectively, from the Hong Kong and People's Republic of China geographic region). Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

9. Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. The Company paid management fees of $11,000 (2011 - $14,000) for the three months ended March 31, 2012 of which $4,000 (2011 - $9,000) remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This related party transaction is measured at the fair value.

10. Subsequent event

On May 11, 2012, a special resolution has been approved by the shareholders of the Company for (A) the voluntary liquidation of the Company pursuant to section 211 of the Canada Business Corporation Act, through the distribution of its remaining assets to its shareholders, after providing for outstanding liabilities, contingencies and costs of the liquidation, (B) the appointment of a liquidator if and when deemed appropriate by the board of directors of the Company, and (C) the ultimate dissolution of the Company in the future once all of the liquidation steps have been completed.